

Distribution Date   May 28, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$3,000,000.00	$2,000,000.00	$1,000,000.00	4.24300%	30	30/360	$10,765.00	$0.00	$2,010,765.00

Additional Information

Swap Counterparty Payment Amount Due to Trustee	$	10,922.50
Trustee Payment Due to Swap Counterparty	$	41,750.00
Trustee Fees	$	416.67
Expense Account Deposit	$	-

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
12496DAA5	A3	A-		A3	21-Mar-13	A-	15-Mar-13

Underlying Security	Original Ratings		Maturity Date	CUSIP No.	Current Ratings		Interest Rate	Beginning Principal Balance	INT Payment Received	PRI Payment Received	Ending Principal Balance
	Moody's	S&P			Moody's	S&P					
The Goldman Sachs Group, Inc. 4.750% Notes due 2013	Aa3	A+	July 15, 2013	38141GDK7	A3	A-	0.7500%	1,000,000.00			1,000,000.00
Johnson & Johnson 3.80% Debentures due May 15, 2013	Aaa	AAA	May 15, 2013	478160AM6	WR	N/A	3.8000%	1,000,000.00	$19,000.00	$1,000,000.00	-
Wal-Mart Stores, Inc. 4.55% Notes Due 2013	Aa2	AA	May 1, 2013	931142BT9	WR	N/A	4.5500%	1,000,000.00	$22,750.00	$1,000,000.00	-
								3,000,000.00			
							TOTAL COLLECTED		$41,750.00	$2,000,000.00	1,000,000.00

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.

 It is included for the convenience of the Holders.